Exhibit 99.17

CONSENT OF MOHAMMAD NOURPOUR

To:	United States Securities and Exchange Commission

Re:	Great Panther Mining Ltd. (the “Company”) Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2019 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2019 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2019 (the “MD&A”).

I hereby consent to the use of my name in connection with the quotation, summary or incorporation by reference of the portions prepared by me of the following technical reports (the “Technical Reports”):

●	NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico”, dated March [27], 2020, effective date is October 31, 2019.

●	NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, dated March 17, 2020, effective July 31, 2019 (the “San Ignacio Technical Report”).

and to references to the Technical Reports, or portions thereof, in the Annual Report, the AIF, the MD&A and the Company’s registration statement on Form F-10 registration statement, as amended (SEC No. 333-231830) (the “Registration Statement”) and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Reports, the AIF, the MD&A and the Registration Statement.

Dated the 30th day of March, 2020

/s/ Mohammad Nourpour
Mohammad Nourpour, P. Geo.